EXHIBIT 99.1


      RISK FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK


The Semiconductor Equipment Industry is Cyclical, has Recently Been in a Severe and Prolonged Downturn, and Causes Our Operating Results to Fluctuate Significantly.

     The semiconductor industry is highly cyclical and has historically experienced periodic downturns, whether the result of general economic changes or capacity growth temporarily exceeding growth in demand for semiconductor devices. During periods of declining demand for semiconductor manufacturing equipment, customers typically reduce purchases, delay delivery of products and/or cancel orders. Increased price competition may result, causing pressure on our net sales, gross margin and net income. We have at times experienced cancellations, delays and push-outs of orders, which reduced our revenues, caused delays in our ability to recognize revenue on the orders and reduced our backlog. If we have future order cancellations, reductions in order size or delays in orders, it will materially adversely affect our business and results of operations.

     Following the very strong year in 2000, the semiconductor industry entered a significant and prolonged downturn. The severity and duration of the downturn are unknown, but is impairing our ability to sell our systems and to operate profitably. If demand for semiconductor devices and our systems remains depressed for an extended period, it will seriously harm our business.

     As a result of acquisitions we made at the beginning of 2001, we grew to be a larger, more geographically diverse company, less able to react quickly to the cyclicality of the semiconductor business, particularly in Europe and other regions where restrictive laws relating to termination of employees prohibited us from quickly reducing costs in order to meet the downturn. Accordingly, during this latest downturn we have been unable to reduce our expenses quickly enough to avoid incurring a loss. For the fiscal years ended December 31, 2001 and 2002 and 2003, our net loss was $336.7 million, $94.3 million and $28.4 million, respectively, compared to net income of $1.5 million for the year ended December 31, 2000. Our net losses in 2002 and the first three quarters of 2003 primarily reflect the impact of our continuing depressed level of net sales. If our actions to date are insufficient to effectively align our cost structure with prevailing market conditions, we may be required to undertake additional cost-cutting measures, and may be unable to continue to invest in marketing, research and development and engineering at the levels we believe are necessary to maintain our competitive position in our remaining core businesses. Our failure to make these investments could seriously harm our long-term business prospects.


We are Exposed to the Risks Associated with Industry Overcapacity, Including Reduced Capital Expenditures, Decreased Demand for Our Products, Increased Price Competition and Delays by Our Customers in Paying for Our Products.

     As a result of the current economic downturn, inventory buildups in telecommunication products and slower than expected personal computer sales have resulted in overcapacity of semiconductor devices and has caused semiconductor manufacturers to reduce their capital spending. As our business depends in significant part upon capital expenditures by manufacturers of semiconductor devices, including manufacturers that open new or expand existing facilities, continued overcapacity and reductions in capital expenditures by our customers could cause further delays or decreased demand for our products. If existing fabrication facilities are not expanded or new facilities are not built, demand for our systems may not develop or increase, and we may be unable to generate significant new orders for our systems. If we are unable to develop new orders for our systems, we will not achieve anticipated net sales levels. In addition, the reduced demand levels result in increased competition and may cause downward pressure on our product prices and margins in order to win customer orders.

     In addition, many semiconductor manufacturers are continuing to forecast that revenues in the short-term will remain flat or lower than in previous high-demand years. As a result, if customers are not successful generating sufficient revenue or securing alternative financing arrangements, we may be unable to close sales or collect accounts receivables from such customers or potential customers, and may be required to take additional reserves against our accounts receivables.

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We Depend on Large Purchases From a Few Customers, and Any Loss, Cancellation,
Reduction or Delay in Purchases By, or Failure to Collect Receivables From, These Customers Could Harm Our Business.

     Currently, we derive most of our revenues from the sale of a relatively small number of systems to a relatively small number of customers, which makes our relationship with each customer critical to our business. The list prices on our systems range from $500,000 to over $2.2 million. Our lengthy sales cycle for each system, coupled with customers' capital budget considerations, make the timing of customer orders uneven and difficult to predict. Any delay in scheduled shipments or in acceptances of shipped products would delay our ability to recognize revenue and collect outstanding accounts receivable, and could materially adversely affect our operating results for that quarter. A delay in a shipment or customer acceptance near the end of a quarter could cause net sales in that quarter to fall below our expectations and the expectations of market analysts or investors.

     Our list of major customers changes substantially from year to year, and we cannot predict whether a major customer in one year will make significant purchases from us in future years. Accordingly, it is difficult for us to accurately forecast our revenues and operating results from year to year. If we are unable to collect a receivable from a large customer, our financial results will be negatively impacted.


We May Not Achieve Anticipated Revenue Growth if We Are Not Selected as "Vendor Of Choice" for New or Expanded Fabrication Facilities or If Our Systems and Products Do Not Achieve Broader Market Acceptance.

     Because semiconductor manufacturers must make a substantial investment to install and integrate capital equipment into a semiconductor fabrication facility, these manufacturers will tend to choose semiconductor equipment manufacturers based on established relationships, product compatibility, and proven financial performance.

     Once a semiconductor manufacturer selects a particular vendor's capital equipment, the manufacturer generally relies for a significant period of time upon equipment from this "vendor of choice" for the specific production line application. In addition, the semiconductor manufacturer frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, we may face narrow windows of opportunity to be selected as the "vendor of choice" by substantial new customers. It may be difficult for us to sell to a particular customer for a significant period of time once that customer selects a competitor's product, and we may not be successful in obtaining broader acceptance of our systems and technology. If we are unable to achieve broader market acceptance of our systems and technology, we may be unable to grow our business and our operating results and financial condition will be adversely affected.


We Are Engaged in the Implementation of a New Enterprise Resource Planning System, Which May Be More Difficult or Costly Than Anticipated, and Could Cause Disruption to the Management of Our Business and the Preparation of Our Financial Statements.

     We are currently engaged in the implementation of a new enterprise resource planning, or ERP, system, which is expected to become integral to our ability to accurately and efficiently maintain our books and records, record our transactions, provide critical information to our management, and prepare our financial statements. However, the new ERP system could eventually become more costly, difficult and time consuming to purchase and implement than we currently anticipate. In addition, implementation of the new ERP system requires us to change our internal business practices, transfer records to a new computer system and train our employees in the correct use of and input of data into the system, which could result in disruption of our procedures and controls and difficulties achieving accuracy in the conversion of data. If we fail to manage these changes effectively, our operations could be disrupted, which could result in the diversion of management's attention and resources, cause us to improperly state or delay reporting of our financial results, materially and adversely affect our operating results, and impact our ability to manage our business. In addition, to manage our business effectively, we may need to implement additional and improved management information systems, further develop our operating, administrative, financial and accounting systems and controls, add experienced senior level managers, and maintain closer coordination among our executive, engineering, accounting, marketing, sales and operations organizations. We may incur additional unexpected costs and our systems, procedures or controls may not be adequate to support our operations.


We Have Implemented New Financial Systems, and Will Need to Continue to Improve or Implement New Systems, Procedures and Controls.

     We have implemented new financial systems used in the consolidation of our financial results, in order to further automate processes and align the disparate systems used by our acquired businesses. We have recently implemented new financial systems to aid in the consolidation of our financial reporting operations. These financial systems are new and we have not had extensive

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experience with them. We may encounter unexpected difficulties, costs or other challenges that make implementation and use of these systems more difficult or costly than expected, may cause the consolidation and reporting of our financial results to be more time-consuming than expected, and may require additional management resources than expected before they are fully implemented and operating smoothly. Continued improvement or implementation of new systems, procedures and controls may be required, and could cause us to incur additional costs, and place further burdens on our management and internal resources. If our new financial systems do not result in the expected improvements, or if we are unable to fully implement these systems, procedures and controls in a timely manner, our business could be harmed.

     In addition, new requirements adopted by the Securities and Exchange Commission in response to the passage of the Sarbanes-Oxley Act of 2002, will require annual review and evaluation of our internal control systems, and attestation of these systems by our independent auditors. We are currently reviewing our internal control procedures and considering further documentation of such procedures that may be necessary. Any improvements in our internal control systems or in documentation of such internal control systems could be costly to prepare or implement, divert attention of management or finance staff, and may cause our operating expenses to increase over the ensuing year.


We Are Increasingly Outsourcing Manufacturing and Logistics Activities to Third Party Service Providers, Which Decreases Our Control Over the Performance of These Functions.

     We have already outsourced certain manufacturing and spare parts logistics functions to third party service providers, and may outsource more of those functions in the future. While we expect to achieve operational flexibility and cost savings as a result of this outsourcing, outsourcing has a number of risks and reduces our control over the performance of the outsourced functions. Significant performance problems by these third party service providers could result in cost overruns, delayed deliveries, shortages, quality issues or other problems which could result in significant customer dissatisfaction and could materially and adversely affect our business, financial condition and results of operations.

     If for any reason one or more of these third party service providers becomes unable or unwilling to continue to provide services of acceptable quality, at acceptable costs and in a timely manner, our ability to deliver our products or spare parts to our customers could be severely impaired. We would quickly need to identify and qualify substitute service providers or increase our internal capacity, which could be expensive, time consuming and difficult and could result in unforeseen operations problems. Substitute service providers might not be available or, if available, might be unwilling or unable to offer services on acceptable terms.

     If customer demand for our products increases, we may be unable to secure sufficient additional capacity from our current service providers on commercially reasonable terms, if at all.

     Our requirements are expected to represent a small portion of the total capacities of our third party service providers, and they may preferentially allocate capacity to other customers, even during periods of high demand for our products. In addition, such manufacturers could suffer financial difficulties or disruptions in their operations due to causes beyond our control.


Delays or Technical and Manufacturing Difficulties Incurred in the Introduction of New Products Could Be Costly and Adversely Affect Our Customer Relationships.

     From time to time, we have experienced delays in the introduction of, and certain technical and manufacturing difficulties with, the introduction of new systems and enhancements, and may experience such delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. For example, our inability to overcome such difficulties, to meet the technical specifications of any new systems or enhancements, or to manufacture and ship these systems or enhancements in volume and in a timely manner, would materially adversely affect our business and results of operations, as well as our customer relationships. In addition, we may from time to time incur unanticipated costs to ensure the functionality and reliability of our products early in their life cycles, which costs can be substantial. If new products or enhancements experience reliability or quality problems, we could encounter a number of difficulties, including reduced orders, higher manufacturing costs, delays in collection of accounts receivable, and additional service and warranty expenses, all of which could materially adversely affect our business and results of operations.


Unless We Can Continue To Develop and Introduce New Systems that Compete Effectively On the Basis of Price and Performance, We May Lose Future Sales and Customers, Our Business May Suffer, and Our Stock Price May Decline.

     Because of continual changes in the markets in which our customers and we compete, our future success will depend in part upon our ability to continue to improve our systems and technologies. These markets are characterized by

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rapidly changing technology, evolving industry standards, and continuous improvements in products and services. Due to the continual changes in these markets, our success will also depend upon our ability to develop new technologies and systems that compete effectively on the basis of price and performance and that adequately address customer requirements. In addition, we must adapt our systems and processes to support emerging target market industry standards.

         The success of any new systems we introduce is dependent on a number of factors, including timely completion of new system designs accepted by the market, and may be adversely affected by manufacturing inefficiencies and the challenge of producing systems in volume which meet customer requirements. We may not be able to improve our existing systems or develop new technologies or systems in a timely manner. In particular, the transition of the market to 300 mm wafers will present us with both an opportunity and a risk. To the extent that we are unable to introduce 300mm systems that meet customer requirements on a timely basis, our business could be harmed. We may exceed the budgeted cost of reaching our research, development and engineering objectives, and estimated product development schedules may require extension. Any delays or additional development costs could have a material adverse effect on our business and results of operations. Because of the complexity of our systems, significant delays can occur between the introduction of systems or system enhancements and the commencement of commercial shipments.


Our Backlog Orders are Subject to Cancellation or Delay, and Our Current Backlog is Relatively Low in Relation to Our Projected Revenues, so that we Must Book and Ship Significant Orders Within the Same Quarter to Achieve Our Revenue Goals.

     Although we maintain a backlog of customer orders expected to be filled within 12 months, customers may request cancellations or delivery delays. As a result, our backlog may not be a reliable indication of our future revenues. In addition, our backlog is relatively low in relation to our projected quarterly revenues, so meeting our revenue goals requires that we book and ship significant orders in the same quarter, in addition to shipping orders out of backlog on schedule. Given our current limited bookings visibility, this makes predicting revenues increasingly difficult. If we do not receive sufficient orders that can be shipped within a relatively short time-frame, or if shipments of such orders or of previously scheduled orders in backlog are cancelled or delayed, our revenues could fall below our expectations and the expectations of market analysts and investors.


Our Results of Operations May Suffer if We Do Not Effectively Manage Our Inventory.

         To achieve commercial success with our product lines, we need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. Some of our products and supplies have in the past and may in the future become obsolete while in inventory due to rapidly changing customer specifications. If we are not successfully able to manage our inventory, including our spare parts inventory, we may need to write off unsaleable or obsolete inventory, which would adversely affect our results of operations.


Warranty Claims in Excess of Our Projections Could Seriously Harm Our Business.

     We offer a warranty on our products. The cost associated with our warranty is significant, and in the event our projections and estimates of this cost are inaccurate our financial performance could be seriously harmed. In addition, if we experienced product failures at an unexpectedly high level, our reputation in the marketplace could be damaged, customers may decline to place new or additional orders with us, and our business would suffer.


We May Not Be Able To Continue To Successfully Compete in the Highly Competitive Semiconductor Equipment Industry.

     The semiconductor equipment industry is both highly competitive and subject to rapid technological change. Significant competitive factors include the following:

     o    system performance;

     o    cost of ownership;

     o    size of installed base;

     o    breadth of product line;

     o    delivery availability; and

     o    customer support.

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         The current economic downturn has increased competitive pressure in several areas. In particular, there is increased price competition, and customers are waiting to make purchase commitments, which are then placed with demands for rapid delivery dates and increased product support. The following characteristics of our major competitors' systems may give them a competitive advantage over us:

     o    broader product lines;

     o    longer operating history;

     o    greater experience with high volume manufacturing;

     o    broader name recognition;

     o    substantially larger customer bases;

     o    substantially greater customer support resources; and

     o    substantially greater financial, technical, and marketing resources.

         In addition, to expand our sales we must often replace the systems of our competitors or sell new systems to customers of our competitors. Our competitors may develop new or enhanced competitive products that will offer price or performance features that are superior to our systems. Our competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and on-site customer support of their product lines. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively.


Our Lengthy Sales Cycle Increases Our Costs and Reduces the Predictability of Our Revenue.

         Sales of our systems depend upon the decision of a prospective customer to increase or replace manufacturing capacity, typically involving a significant capital commitment. Accordingly, the decision to purchase our systems requires time consuming internal procedures associated with the evaluation, testing, implementation, and introduction of new technologies into our customers' manufacturing facilities. Potential new customers evaluate the need to acquire new semiconductor manufacturing equipment infrequently. Even after the customer determines that our systems meet their qualification criteria, we experience delays finalizing system sales while the customer obtains approval for the purchase and constructs new facilities or expands its existing facilities. We may expend significant sales and marketing expenses during this evaluation period. The time between our first contact with a customer regarding a specific potential purchase and the customer's placing its first order may last from nine to twelve months or longer. In this difficult economic climate, the average sales cycle has lengthened even further and is expected to continue to make it difficult to accurately forecast future sales. If sales forecasted from a specific customer for a particular quarter are not realized, we may experience an unplanned shortfall in revenues and our quarterly and annual revenue and operating results may fluctuate significantly from period to period.


The Timing of the Transition to 300mm Technology is Uncertain and Competition May Be Intense.

         We have invested, and are continuing to invest, substantial resources to develop new systems and technologies to automate the processing of 300mm wafers. However, the timing of the industry's transition to 300mm manufacturing technology is uncertain, partly as a result of the recent period of reduced demand for semiconductors. Delay in the transition to 300mm manufacturing technology could adversely affect our potential revenues and opportunities for future growth. Moreover, delay in the transition to 300mm technology could permit our competitors to introduce competing or superior 300mm products at more competitive prices, causing competition to become more vigorous.

We Are Highly Dependent on Our International Sales, and Face Significant Economic and Regulatory Risks Because a Majority of Our Net Sales Are From Outside the United States.

         Asia has been a particularly important region for our business, and we anticipate that it will continue to be important as we expand our sales and marketing efforts by opening an office in China. Our sales to customers located


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in Taiwan, Japan, other Asian countries and recently China accounted for 71% of our total sales in 2003, 47% in 2002 and 47% in 2001. During 2001, Europe also emerged as an important region for our business. During 2003, 2002 and 2001, sales to customers in Europe accounted for 16%, 27% and 31%, respectively. Our international sales accounted for 87% of our total net sales in 2003, 74% in 2002 and 78% in 2001 and we anticipate international sales will continue to account for a significant portion of our future net sales. Because of our continuing dependence upon international sales, however, we are subject to a number of risks associated with international business activities, including:

     o unexpected changes in law or regulations resulting in more burdensome governmental controls, tariffs, restrictions, embargoes, or export license requirements;

     o    exchange rate volatility;

     o the need to comply with a wide variety of foreign and U.S. export laws;

     o    political and economic instability, particularly in Asia;

     o    differing labor regulations;

     o    reduced protection for intellectual property;

     o    difficulties in accounts receivable collections;

     o    difficulties in managing distributors or representatives;

     o    difficulties in staffing and managing foreign subsidiary operations;
          and

     o    changes in tariffs or taxes.

         In the U.S., our sales to date have been denominated primarily in U.S. dollars, while our sales in Japan are usually denominated in Japanese Yen. Our sales to date in Europe have been denominated in various currencies, currently primarily U.S. dollars and the Euro. Our sales in foreign currencies are subject to risks of currency fluctuation. For U.S. dollar sales in foreign countries, our products become less price-competitive where the local currency is declining in value compared to the dollar. This could cause us to lose sales or force us to lower our prices, which would reduce our gross margins.

         In addition, we are exposed to the risks of operating a global business, and maintain certain manufacturing facilities in Germany. Managing our global operations presents challenges, including varying business conditions and demands, political instability, export restrictions and fluctuations in interest and currency exchange rates.


We Depend Upon a Limited Number of Suppliers for Some Components and Subassemblies, and Supply Shortages or the Loss of These Suppliers Could Result In Increased Cost or Delays in Manufacture and Sale of Our Products.

         We rely to a substantial extent on outside vendors to provide many of the components and subassemblies of our systems. We obtain some of these components and subassemblies from a sole source or a limited group of suppliers. Because of our anticipated reliance on outside vendors generally, and on a sole or a limited group of suppliers in particular, we may be unable to obtain an adequate supply of required components. Although we currently experience minimal delays in receiving goods from our suppliers, when demand for semiconductor equipment is strong, as it was in 2000, our suppliers strained to provide components on a timely basis.

         In addition, during periods of shortages of components, we may have reduced control over pricing and timely delivery of components. We often quote prices to our customers and accept customer orders for our products prior to purchasing components and subassemblies from our suppliers. If our suppliers increase the cost of components or subassemblies, we may not have alternative sources of supply and may no longer be able to increase the cost of the system being evaluated by our customers to cover all or part of the increased cost of components.

         The manufacture of some of these components and subassemblies is an extremely complex process and requires long lead times. As a result, we have in the past and we may in the future experience delays or shortages. If we are unable to obtain adequate and timely deliveries of our required components or subassemblies, we may have to seek alternative sources of supply or manufacture such components internally. This could delay our ability to manufacture or timely ship our systems, causing us to lose sales, incur additional costs, delay new product introductions, and harm our reputation.


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We Are Highly Dependent on Our Key Personnel to Manage Our Business and Their
Knowledge of Our Business, Management Skills, and Technical Expertise Would Be Difficult to Replace.

         Our success will depend to a large extent upon the efforts and abilities of our executive officers, our current management and our technical staff, any of whom would be difficult to replace. In past years have had significant turnover among our executive officers and key employees, and several have recently joined us or have assumed new responsibilities at the company. The addition, reassignment or loss of key employees could limit or delay our ability to develop new products and adapt existing products to our customers' evolving requirements and result in lost sales and diversion of management resources.


As a Result of the Industry Downturn, We Have Implemented Restructuring and Workforce Reductions, Which May Adversely Affect the Morale and Performance of our Personnel and our Ability to Hire New Personnel.

         In connection with our efforts to streamline operations, reduce costs and bring our staffing and structure in line with current demand for our products, during 2002 and 2003 we restructured our organization and reduced our workforce by 257 and 508 positions, respectively. We incurred costs associated with these workforce reductions, and may incur further costs if additional restructuring is needed to right size our business further or bring our costs down to respond to continued industry and economic slowdowns. Our restructuring may also yield unanticipated consequences, such as attrition beyond our planned reduction in workforce and loss of employee morale and decreased performance. The effects of the restructuring may be further exacerbated by our sale of the Wet Business to SCP, which involved the transfer or termination of employment of our employees engaged in the Wet Business. In addition, the declines in our common stock price since mid-2000 have decreased the value of the stock options we granted to employees pursuant to our stock option plan. As a result of these factors, our remaining personnel may seek employment with larger, more established companies or companies they perceive as having less volatile operations or stock prices. Continuity of personnel can be an important factor in the successful sales of our products and completion of our development projects in our ongoing core businesses, and turnover in our sales and research and development personnel could materially and adversely impact our sales, development and marketing efforts. We believe that hiring and retaining qualified individuals at all levels is essential to our success, and there can be no assurance that we will be successful in attracting and retaining the necessary personnel.


Because of Competition for Additional Qualified Personnel, We May Not Be Able To Recruit or Retain Necessary Personnel, Which Could Impede Development or Sales of Our Products.

         Our growth will depend on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales, and marketing personnel in our industry. In particular, we must attract and retain highly skilled design and process engineers. Historically, competition for such personnel has been intense in all of our locations, but particularly in the San Francisco Bay Area where our headquarters is located. If we are unable to retain existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience inadequate levels of staffing to develop and market our products and perform services for our customers. As a result, our growth could be limited due to our lack of capacity to develop and market our products to our customers, or we could fail to meet our delivery commitments or experience deterioration in service levels or decreased customer satisfaction.

         If the current downturn ends suddenly, we may not have enough personnel to promptly return to our previous production levels. If we are unable to expand our existing manufacturing capacity to meet demand, a customer's placement of a large order for our products during a particular period might deter other customers from placing similar orders with us for the same period. It could be difficult for us to rapidly recruit and train substantial numbers of qualified technical personnel to meet increased demand.


We Manufacture Many of Our Products at Two Primary Manufacturing Facilities and are Thus Subject to Risk of Disruption.

         Although we outsource the manufacturing for certain of our products to third parties, we continue to produce our latest generation products at our two principal manufacturing plants in Fremont, California and Dornstadt, Germany. We have limited ability to interchangeably produce our products at either facility, and in the event of a disruption of operations at one facility, our other facility would not be able to make up the capacity loss. Our operations are subject to disruption for a variety of reasons, including, but not limited to natural disasters, work stoppages, operational facility constraints and terrorism. Such disruption thus could cause delays in shipments of products to our customers, result in cancellation of orders or loss of customers and seriously harm our business.

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If We Are Unable to Protect Our Intellectual Property, We May Lose a Valuable
Asset, Experience Reduced Market Share, and Efforts to Protect Our Intellectual Property May Require Additional Costly Litigation.

         We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements, and other intellectual property protection methods to protect our proprietary technology. Despite our efforts to protect our intellectual property, our competitors may be able to legitimately ascertain the non-patented proprietary technology embedded in our systems. If this occurs, we may not be able to prevent the use of such technology. Our means of protecting our proprietary rights may not be adequate and our patents may not be sufficiently broad to protect our technology. In addition, any patents owned by us could be challenged, invalidated, or circumvented and any rights granted under any patent may not provide adequate protection to us. Furthermore, we may not have sufficient resources to protect our rights. Our competitors may independently develop similar technology, duplicate our products, or design around patents that may be issued to us. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as do the laws of the United States and it may be more difficult to monitor the use of our products in such foreign countries. As a result of these threats to our proprietary technology, we may have to resort to costly litigation to enforce our intellectual property rights.


We Might Face Intellectual Property Infringement Claims that May Be Costly to Resolve and Could Divert Management Attention Including the Potential for Patent Infringement Litigation.

         We may from time to time be subject to claims of infringement of other parties' proprietary rights. In addition, we on occasion receive notification from customers who believe that we owe them indemnification or other obligations related to infringement claims made against the customers by third parties. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets, even if the claims are without merit, could be very expensive to defend and could divert the attention of our management. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek costly licenses from third parties, and prevent us from manufacturing and selling our products. Royalty or license agreements, if required, may not be available on terms acceptable to us or at all. Any of these situations could have a material adverse effect on our business and operating results in one or more countries.


Our Failure to Comply with Environmental Regulations Could Result in Substantial Liability.

         We are subject to a variety of federal, state, local, and foreign laws, rules, and regulations relating to environmental protection. These laws, rules, and regulations govern the use, storage, discharge, and disposal of hazardous chemicals during manufacturing, research and development and sales demonstrations. If we fail to comply with present or future regulations, we could be subject to substantial liability for clean up efforts, personal injury, and fines or suspension or cessation of our operations. We may be subject to liability if our acquired companies have past violations. Restrictions on our ability to expand or continue to operate our present locations could be imposed upon us or we could be required to acquire costly remediation equipment or incur other significant expenses.


We Incurred Net Operating Losses for the Fiscal Years 1998, 1999, 2001, 2002 and 2003. We May Not Achieve or Maintain Profitability on an Annual Basis, and If We Do Not, We May Not Utilize Deferred Tax Assets.

         We incurred net losses of approximately $22.4 million for the year ended December 31, 1998, $0.8 million for the year ended December 31, 1999, $336.7 million for the year ended December 31, 2001, $94.3 million for the year ended December 31, 2002 and $28.4 million for the year ended December 31, 2003. We expect to continue to incur significant research and development and selling, general and administrative expenses and may not return to profitability in 2003. We will need to generate significant increases in net sales to achieve and maintain profitability on an annual basis, and we may not be able to do so. In addition, our ability to realize our deferred tax assets in future periods will depend on our ability to achieve and maintain profitability on an annual basis.


Our Quarterly Operating Results Fluctuate Significantly and Are Difficult to Predict, and May Fall Short of Anticipated Levels, Which Could Cause Our Stock Price to Decline.

         Our quarterly revenue and operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult for us to predict our future operating results. This fluctuation is due to a number of factors, including:

     o    cyclicality of the semiconductor industry;

     o    delays, cancellations and push-outs of orders by our customers;

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     o    delayed product acceptance or payments of invoices by our customers;

     o    size and timing of sales, shipments and acceptance of our products;

     o entry of new competitors into our market, or the announcement of new products or product enhancements by competitors;

     o    sudden changes in component prices or availability;

     o    variability in the mix of products sold;

     o manufacturing inefficiencies caused by uneven or unpredictable order patterns, reducing our gross margins;

     o higher fixed costs due to increased levels of research and development costs; and

     o successful expansion of our worldwide sales and marketing organization.

         A substantial percentage of our operating expenses are fixed in the short term and we may be unable to adjust spending to compensate for an unexpected shortfall in revenues. As a result, any delay in generating or recognizing revenues could cause our operating results to be below the expectations of market analysts or investors, which could cause the price of our common stock to decline.


The Price of Our Common Stock Has Fluctuated in the Past and May Continue to Fluctuate Significantly in the Future, Which May Lead to Losses By Investors or to Securities Litigation.

         The market price of our common stock has been highly volatile in the past, and our stock price may decline in the future. We believe that a number of factors could cause the price of our common stock to fluctuate, perhaps substantially, including:

     o general conditions in the semiconductor industry or in the worldwide economy;

     o    announcements of developments related to our business;

     o    fluctuations in our operating results and order levels;

     o announcements of technological innovations by us or by our competitors;

     o    new products or product enhancements by us or by our competitors;

     o developments in patent litigation or other intellectual property rights; or

     o developments in our relationships with our customers, distributors, and suppliers.

         In addition, in recent years the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations. These fluctuations have frequently been unrelated to the operating performance of the affected companies. Such fluctuations could adversely affect the market price of our common stock. In the past, securities class action litigation has often been instituted against a company following periods of volatility in its stock price. This type of litigation, if filed against us, could result in substantial costs and divert our management's attention and resources.


Future Sales of Shares by STEAG Could Adversely Affect the Market Price of Our Common Stock.

         There are approximately 49.8 million shares of our common stock outstanding as of March 2004, of which approximately 8.9 million (or 17.8%) are held beneficially by STEAG Electronic Systems AG. STEAG may sell these shares in the public markets from time to time, subject to certain limitations on the timing, amount and method of such sales imposed by SEC regulations. STEAG has reduced its ownership in our common stock on February 17, 2004 by selling approximately 4.1 million shares. We have currently registered approximately 2.9 million additional shares of our common stock for resale by STEAG. STEAG has the contractual right to require us to register for resale all of the shares they hold. If STEAG were to sell additional large number of shares, the market price of our common stock could decline. Moreover, the perception in the public markets that such sales by STEAG might occur could also adversely affect the market price of our common stock.


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Any Future Business Acquisitions May Disrupt Our Business, Dilute Stockholder
Value, or Distract Management Attention.

         As part of our ongoing business strategy, we may consider additional acquisitions of, or significant investments in, businesses that offer products, services, and technologies complementary to our own. Such acquisitions could materially adversely affect our operating results and/or the price of our common stock. Acquisitions also entail numerous risks, including:

     o difficulty of assimilating the operations, products, and personnel of the acquired businesses;

     o    potential disruption of our ongoing business;

     o    unanticipated costs associated with the acquisition;

     o inability of management to manage the financial and strategic position of acquired or developed products, services, and technologies;

     o inability to maintain uniform standards, controls, policies, and procedures; and

     o impairment of relationships with employees and customers that may occur as a result of integration of the acquired business.

         To the extent that shares of our stock or other rights to purchase stock are issued in connection with any future acquisitions, dilution to our existing stockholders will result and our earnings per share may suffer. Any future acquisitions may not generate additional revenue or provide any benefit to our business, and we may not achieve a satisfactory return on our investment in any acquired businesses.


Legislative actions, higher insurance cost and potential new accounting pronouncements are likely to cause our general and administrative expenses to increase and impact our future financial position and results of operations.

         In order to comply with the Sarbanes-Oxley Act of 2002, as well as changes to listing standards recently adopted by Nasdaq, and proposed accounting changes by the Securities and Exchange Commission, we will be required to increase our internal controls, hire additional personnel and additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers are also likely to increase premiums as a result of the high claims rates incurred in recent periods, and so our premiums for our various insurance policies, including our directors' and officers' insurance policies, are likely to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.


We May Need Additional Capital, Which May Not Be Available and Which Could Be Dilutive to Existing Stockholders.

         Based on current projections, we believe that our current cash and investments along with cash generated through operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 12 months. Management's projections are based on our ability to manage inventories and collect accounts receivable balances in this market downturn. If we are unable to manage our inventories or accounts receivable balances, or if we otherwise experience higher operating costs or lower revenue than we anticipate, we may be required to seek alternative sources of financing. We may need to raise additional funds in future periods through public or private financing or other sources to fund our operations. We may not be able to obtain adequate or favorable financing when needed. If we fail to raise capital when needed, we would be unable to continue operating our business as we plan, or at all. In addition, we may need to continue reducing costs, which could cause us to curtail research and development activities, resulting in a delay in new product introduction or enhancement. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders would be reduced. In addition, any future equity securities may have rights, preferences or privileges senior to our common stock. Furthermore, debt financing, if available, may involve restrictive covenants on our operations.


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The Effect of Terrorism, the War in Iraq, and Political Instability Could Harm
our Results of Operation.

         The threat of terrorism targeted at the regions of the world in which we do business, including the United States, increases the uncertainty in our markets and may delay any recovery in the general economy. Any delay in the recovery of the economy and the semiconductor industry could seriously impact our business. Increased international political instability, as demonstrated by the September 2001 terrorist attacks, disruption in air transportation and further enhanced security measures as a result of the terrorist attacks, and the effects of war in Iraq, may hinder our ability to do business and may increase our costs of operations. Such continuing instability could cause us to incur increased costs in transportation, make such transportation unreliable, increase our insurance costs, and cause international currency markets to fluctuate. This same instability could have the same effects on our suppliers and their ability to timely deliver their products. If this international political instability continues or increases, our business and results of operations could be harmed.











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